Apex Technology Acquisition Corp

533 Airport Blvd
Suite 400
Burlingame, CA 94010

September 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Apex Technology Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2019
File No. 333-233299

Dear Mr. Envall:

Apex Technology Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 9, 2019, regarding Amendment No. 1 to the Registration Statement on Form S-1 filed on August 30, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to the Form S-1 filed on August 30, 2019

Exhibits

1.	We note that Section 9.3 of your Warrant Agreement, filed as Exhibit 4.4, is to be governed by New York law. Please have counsel revise the legal opinion filed as Exhibit 5.1 to include New York law, as it relates to the binding obligations of the company under the Warrant Agreement.

In response to the Staff’s comment, counsel has revised Exhibit 5.1 to include the required language.

*         *         *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

APEX TECHNOLOGY ACQUISITION CORP

By:	/s/ Jeff Epstein
	Name:	Jeff Epstein
	Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP